

DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
40730



04025810

April 7, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/7/2004

Re: General Motors Corporation
Incoming letters dated March 11, 2004

Dear Ms. Larin:

This is in response to your letters dated March 11, 2004 concerning the shareholder proposal submitted to GM by Mark Seidenberg. We also have received letters from the proponent dated March 13, 2004 and March 20, 2004. On March 5, 2004, we issued our response expressing our informal view that GM could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures
cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 11, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of March 5, 2004 Staff Response to No-Action Request

Ladies and Gentlemen:

I am writing to request that the Staff reconsider its informal view, expressed in its letter of March 5, 2004 to General Motors Corporation (Exhibit A), that GM may not exclude the stockholder proposal submitted by Mark Seidenberg, which was postmarked March 15 and received in my office today.

On March 11, 2004 I sent a supplement to GM's no-action request (Exhibit B) responding to Mr. Seidenberg's response to our no-action request and setting forth a new argument that the proposal could also be excluded under rule 14a-8(i)(7), as ordinary business. This position is based on Ford Motor Company (March 2, 2004) and American International Group, Inc. (February 11, 2004), which were issued after GM submitted its no-action request. Ford and American International made a distinction from the Staff's general position, reflected in several no-action letters cited in my March 11 letter, that reporting on climate issues should not be treated as ordinary business because of its public policy implications. In Ford, the Staff held that the identical proposal could be omitted by a company in precisely the same industry as General Motors, on the grounds that it related to ordinary business operations. We believe it would be undesirable to treat this proposal differently in General Motors' case, and in fact made our argument before the Staff sent its letter or notified us of its decision.

Mr. Seidenberg received my March 11 letter and sent his own response to the Staff and GM (Exhibit C) but did not offer any grounds for treating GM's request differently from Ford. Accordingly, we request that the Staff reconsider the view that it expressed in its March 5 letter and recognize that rule 14a-8(i)(7) provides grounds for GM to exclude the proposal.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

I am enclosing for filing six copies of this letter and concurrently providing a copy to the proponent, Mr. Seidenberg. Please do not hesitate to call me at 313/665-4927 if you have any questions or comments.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal requests the board of directors publish annually to the stockowners a "Scientific Report on Global Warming/Cooling."

We are unable to concur in your view that GM may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially misleading under rule 14a-9. In our view, the proponent must delete the sentence that begins "If the board opposes . . ." and ends ". . . such scientific report." Accordingly, unless the proponent provides GM with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GM omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3)

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Anne Nguyen
Attorney-Advisor



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 11, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a letter dated February 4, 2004 by Mark Seidenberg to the SEC (Exhibit A) responding to GM's request for a no-action letter dated January 30, 2004, in regard to Mr. Seidenberg's stockholder proposal.

GM intends to omit the proposal, titled "Resolution For a Scientific Report on Global Warming/Cooling" on the grounds that it relates to pure scientific research of a type not performed by GM and not within its technical expertise. Mr. Seidenberg asserts that GM has studied global warming/cooling for year, recognizes the significance of the topic, and even included a stockholder proposal in its 2003 proxy materials on a different aspect of the subject (Exhibit B).

Rule 14a-8(i)(5) permits a company to omit a proposal that relates to relatively insignificant operations of the company and "is otherwise not significantly related to the company's business." GM agrees that there is serious public interest in the issue of global climate change, and accepts the possibility that a stockholder proposal calling for certain information about global climate change could be related to the Corporation's operations or products and therefore relevant under subsection (5). For example, although the Board of Directors did not support the proposal set forth in Exhibit B, the proposal, which requested information about emissions from GM's operations and products, was relevant to GM's operations. The 2003 proposal sought information about GM operations, products, and plans and the effect public policies could have on those operations and products, all of which was the type of information that General Motors produces, gathers, and analyzes in its business. In contrast, the current proposal seeks detailed reporting of various types of scientific analysis that General Motors does not conduct, because it is outside the scope of our business. GM is able to find such information where it is publicly available, but that does not mean that topics such as the specifics of temperature reporting or annual absorption of carbon dioxide by vegetation comprise any part of GM's operations. To determine this type of information, General Motors would have to develop an entirely new research capacity in areas that are not directly related to its operations.

The no-action letters cited in GM's January 30 letter make it clear that a proposal is not relevant to a company merely because it deals with a topic of public interest, even if that the topic is related to the company. The proposal itself must relate to the company's operations or be otherwise significantly related to the company. GM agrees that a proposal seeking information about climate change could be relevant to the Corporation, but feels that the type of information sought by the current proposal is not significantly related to General Motors.

Moreover, General Motors would like to supplement its January 30 letter to add Rule 14a-8(i)(7) as an additional basis for omitting the proposal as relating the GM's ordinary business operations. We agree that the Corporation's plans for addressing global warming issues present a significant social policy issue that would not normally be excludable under paragraph (i)(7). See, e.g., Unocal Corporation (February 23, 2004); Apache Corporation (February 6, 2004); Valero Energy Corporation (February 6, 2004); Anadarko Petroleum Corporation (February 4, 2004); see also American Standard Companies, Inc. (March 18, 2002). The current proposal, however, deals with a different subject—producing or gathering scientific information that could be used as a basis for future actions. In general, GM does not presently conduct the type of scientific research the proposal discusses. Reporting data that could provide support for or against the existence and extent of global climate change, if GM chose to pursue that activity, would be a function of our Public Policy Center, as part of its program of government-industry relations. General Motors, so far, has not chosen to devote its capital to confirming or disproving scientific studies regarding global warming or cooling, and determining whether to conduct such research or to compile such information from secondary sources would be the type of routine business operations that are not suitable for stockholder oversight. See Ford Motor Company (March 2, 2004); American International Group, Inc. (February 11, 2004); see also Chrysler Corporation (December 18, 1987) (proposal requiring research regarding practicability of electric cars).

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

EXHIBIT C

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

March 13, 2004

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Sir:

This is in reply to a letter of March 11, 2004, sent to you by Ms. Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, with discussion of my proposal.

First of all, my proposal does not require GM to conduct any measurements or experiments regarding global warming/cooling. All it requires is that GM tell the stockowners the factors (as listed in the proposal) it uses in making business decisions, pronouncements, and legislative positions about global warming/cooling. These are all activities that GM is currently conducting. Under the presumption of due diligence, we must believe that GM has retained appropriate staff to evaluate the available scientific data about global warming/cooling. Other stockowner resolutions have dealt with various aspects of global warming/cooling, and GM was able to make observations about them without pleading incompetence. Perhaps its prior assertions were misleading by failing to disclose inability to evaluate the scientific aspects of global warming/cooling.

My proposal is not, as Ms. Larin asserts, a call for GM to get into a new line of business or operation, and especially it is not calling on GM "to develop an entirely new research capacity". Ms. Larin failed to point out any specific scientific aspect of my proposal that GM's staff has not already been monitoring, evaluating, and crafting into decisions—and has felt confident to do so from sources inside and outside GM.

You should not allow GM to omit my proposal for the invalid reasons that Ms. Larin has presented to you.

Sincerely,

Mark Seidenberg

CC: Anne T. Larin✓

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

March 20, 2004

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: General Motors Corporation misleading proxy statement

Dear Sir or Madam:

By letter of March 19, 2004, Ms. Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, sent me a proposed opposing statement for my proposal for a "Scientific Report on Global Warming/Cooling". (Copy enclosed.)

I object to the first sentence "Essentially all of the information requested by this resolution relates to scientific inquiry beyond the scope of General Motors' business activities, and GM believes that it would not be in the stockholders' best interest to redirect its resources to an entirely new area so that it could independently determine the information identified in this proposal."

First of all, GM has for years made business decisions, published studies, and taken legislative positions on the subject of global warming/cooling. It is presumed that GM has carefully and thoroughly analyzed the scientific basis behind the discussion of global warming/cooling before taking any of these actions. If GM is now admitting that it has not been carefully and thoroughly analyzing the scientific basis behind global warming/cooling, it should make such disclosure.

None of the aspects of global warming/cooling in my proposal are new to the discussion of global warming/cooling. The rest of the opposing statement lists many of GM's current sources and studies. Thus they are NOT "beyond the scope of General Motors' business activities"; they would not require GM "to redirect its resources"; and they are NOT "an entirely new area".

This sentence should be eliminated as false and misleading. Please let me know your ruling.

Sincerely,



Mark Seidenberg

Cc: Anne T. Larin

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

Essentially all of the information requested by this resolution relates to scientific inquiry beyond the scope of General Motors' business activities, and GM believes that it would not be in its stockholders' best interest to redirect its resources to an entirely new area so that it could independently determine the information identified in this proposal. Information of the type requested is available from public sources, such as the National Climatic Data Center of the U.S. National Oceanic and Atmospheric Administration, the U.S. National Weather Service, the Carbon Dioxide Information Analysis Center of the U.S. Department of Energy, the Goddard DAAC Climatology Interdisciplinary Data Collection of the U.S. National Air & Space Administration, and the U.S. Environmental Protection Agency, as well as from many other national government and academic sources.

The only information requested that is specific to General Motors is the request in Section 4 for *estimates of current annual global production of carbon dioxide from use in motor vehicles produced by* General Motors. Estimates of average CO_2 per mile for new GM vehicles in the U.S. and Canada from 1994 to 2003 are available at the www.GMability.com Web site. Fuel economy ratings for our products are reported annually to various regulatory authorities and are generally publicly available from these agencies.

The total amount of CO_2 emitted from vehicles during use is a function of a number of factors: the fuel economy of the vehicle, the mix of products selected by customers, the number of miles driven by each customer, and how efficiently customers use their vehicles — how many passengers and how much cargo they carry and tow, their trip routing and selection decisions, how they drive, etc. Such consumer behavior is in turn affected by a number of factors, including the price of fuel, disposable income, public transport alternatives, land use patterns, infrastructure availability, and traffic patterns. There is considerable variability and uncertainty with respect to each of these factors. As a result, attempting to report to stockholders on the total annual greenhouse gas levels emitted by drivers around the globe from products produced by General Motors would be at best speculative based on many unverifiable assumptions.

GM does submit a voluntary report on annual greenhouse gas emissions and reductions from our facilities and of the estimated CO_2 grams per mile from cars and light trucks sold in the U.S. to the U.S. Department of Energy's *Voluntary Reporting of Greenhouse Gas Emissions under Section 1605(b) of the Energy Policy Act of 1992*. GM is a leader in voluntary public reporting and was the first automaker to undertake this reporting, having participated since the inception of the program in 1995.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. . Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

March 20, 2004

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Sir or Madam:

This is in response to a letter dated March 11, 2004, to you from Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, in which she requests a reconsideration of the no-action letter issued on March 5, 2004, by your office on my stockowner proposal for a "Scientific Report on Global/Warming Cooling."

First of all, if GM wants to change the no-action letter, I don't know any adopted SEC regulatory procedure other than to make an appeal the full commission or go to court. Thus, Ms. Larin's request is not germane.

Secondly, as for the basis for the omission of the cited Ford Motor proposal (which is virtually identical to the GM proposal), I understand that the proponent Mr. Carl Olson has already submitted an appeal to the full commission.

In the Ford case, the Division's attorney-adviser Daniel Greenspan erroneously interpreted the proposal as merely "ordinary business operations". Though murky, it seemed as if the ruling said that because the proposal was specific about what was to be contained in the proposed report, it therefore reverted from the acceptable category to the unacceptable category. We all know that the SEC has ruled that global warming/cooling is a subject of such significance that it goes beyond "ordinary business operation". As a matter of fact, both Ford and GM have voted on various global warming/cooling proposals in the past with no problem.

As for the GM no-action letter, the Division's attorney-adviser Anne Nguyen is likely more familiar with the issue of global warming/cooling. She has issued other no-action letters on the subject, such as the one with Apache Corporation in December 2003.

You are urged not to allow reconsideration or to rule for the omission. If you do reverse the no-action letter, you will be reversing a long-standing policy of the Division about proposals on global warming/cooling. If you do so, it should be applied consistently henceforth. It may also mean that the Division will need to reverse no-action letters that it has already issued in order to maintain an equal protection of the laws.

Please let me know your determination.

Sincerely,



Mark Seidenberg

Cc: Anne T. Larin

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

March 13, 2004

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Sir:

This is in reply to a letter of March 11, 2004, sent to you by Ms. Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, with discussion of my proposal.

First of all, my proposal does not require GM to conduct any measurements or experiments regarding global warming/cooling. All it requires is that GM tell the stockowners the factors (as listed in the proposal) it uses in making business decisions, pronouncements, and legislative positions about global warming/cooling. These are all activities that GM is currently conducting. Under the presumption of due diligence, we must believe that GM has retained appropriate staff to evaluate the available scientific data about global warming/cooling. Other stockowner resolutions have dealt with various aspects of global warming/cooling, and GM was able to make observations about them without pleading incompetence. Perhaps its prior assertions were misleading by failing to disclose inability to evaluate the scientific aspects of global warming/cooling.

My proposal is not, as Ms. Larin asserts, a call for GM to get into a new line of business or operation, and especially it is not calling on GM "to develop an entirely new research capacity". Ms. Larin failed to point out any specific scientific aspect of my proposal that GM's staff has not already been monitoring, evaluating, and crafting into decisions—and has felt confident to do so from sources inside and outside GM.

You should not allow GM to omit my proposal for the invalid reasons that Ms. Larin has presented to you.

Sincerely,



Mark Seidenberg

CC: Anne T. Larin